Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH DELIVERS RECORD QUARTERLY PRODUCTION

(Calgary, November 1, 2012)/Marketwire – Pengrowth Energy Corporation is pleased to report its unaudited financial and operating results for the three and nine months ended September 30, 2012. All figures are in Canadian dollars, unless otherwise stated.

Pengrowth’s unaudited Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2012 and related Management’s Discussion and Analysis can be viewed on Pengrowth’s website at www.pengrowth.com. They have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Third Quarter Highlights

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Successfully integrated NAL Energy Corporation (“NAL”), adding more than 35 percent to production while increasing staff count by less than 10 percent, expanding Pengrowth’s inventory of oil and liquids-rich drilling locations to over 700 and welcoming a complement of skilled technical personnel to the Pengrowth family.

•	Record quarterly average production of 94,284 boe per day (“boe/d”), representing the first full quarter in which Pengrowth production includes NAL.

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Funds flow from operations of $141.1 million ($0.28 per share), an increase of 49 percent compared to second quarter 2012 funds flow of $94.4 million ($0.23 per share). Funds flow is a key measure for Pengrowth, as the company continues to shift its production mix toward higher netback barrels.

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Continued positive results from the Lindbergh thermal pilot, where production from the two well pairs continues to exceed expectations, averaging approximately 650 barrels of bitumen per day (“bbpd”) each, and with an average Instantaneous Steam Oil Ratio (“ISOR”) of 1.6 for the quarter.

•	Improved cash General and Administrative costs per boe by 15 percent compared to the third quarter of 2011 as synergies from the NAL acquisition took effect.

“We are pleased that Pengrowth achieved record production in the third quarter and will continue to focus on maximizing the cash flow generated by our operations and moving the Lindbergh thermal bitumen project forward to sanctioning,” said Derek Evans, Pengrowth’s President and Chief Executive Officer.

Operations

Production during the third quarter climbed to a record 94,284 boe/d, up from 74,568 boe/d in the third quarter of 2011, a 26 percent increase mainly attributable to a full quarter of volumes from the NAL acquisition. Volumes were reduced by several extended maintenance outages in September, one at the Sable Offshore Energy Project (SOEP) and one at Swan Hills, combined with several smaller unplanned third party outages, which reduced anticipated third quarter production by approximately 1,300 boe/d.  A further 1,000 boe/d of gas production remained shut-in for economic reasons. Shut in production was dry gas and therefore had negligible impact on cash flow.

During the third quarter, Pengrowth’s development capital spending totaled $108.1 million, with $88.2 million spent on drilling, completions and facilities. In light of the weakness in natural gas prices that have prevailed over recent years, Pengrowth continues to invest in oil and liquids-rich projects that offer the highest economic return.

Operating expenses of $15.22 per boe were higher than expected as a result of higher power prices in September and higher maintenance costs. Contributing to maintenance costs were power outages and increased subsurface maintenance that resulted from wet conditions in Western Canada, as well as extra required maintenance identified during planned turnarounds at Swan Hills and SOEP.

In the Swan Hills area, drilling was focused in Judy Creek South and Virginia Hills. To supplement Pengrowth’s ongoing drilling program, the company is investing significant capital in optimizing production and recoverable reserves from its oil pools in the Swan Hills area, which held 2.3 billion barrels of original oil in place. This is the logical next step following an extensive drilling program that has seen Pengrowth invest approximately $700 million over the past four years. Optimization projects have added 3,100 boe/d over that period through the continued development of Pengrowth’s enhanced oil recovery and water flood schemes, as well as gathering system and artificial lift enhancement projects. Pengrowth remains focused on efficient exploitation of the resources in the existing and new pool extensions in the greater Swan Hills region.

With the successful completion of the NAL transaction, Pengrowth now has a significant land position in the Deep Basin fairway, extending from Cochrane to Sylvan Lake. The Deep Basin is characterized by stacked productive horizons and limited water production. The anchor play for this area is the Cardium, a 40 degree API light oil play with over 300 drilling locations in the Lochend and Garrington areas, providing Pengrowth with a multi-year development program that will continue to attract significant capital investment.

Pengrowth’s large land position in Lochend/Garrington/Olds (600 net sections) and extensive infrastructure, including gathering systems, oil batteries and gas plants, will reduce capital costs and ensure low operating costs, maximizing the value of this area for shareholders. Pengrowth will continue also to develop and expand its Elkton and Mannville plays in this area. Activity in the Cardium continued during the third quarter, with seven (4.0 net) successful, operated wells drilled in Garrington/Westward Ho and Lochend. Pengrowth also participated in seven (2.2 net) additional Cardium wells drilled by partners. Of the seven operated wells, five came on stream in the quarter, with aggregate, initial five day average gross production of approximately 1,400 boe/d. The remaining two wells should be completed and placed on production in early Q4.

Funds Flow and Income

Funds flow from operations was $141.1 million ($0.28 per share), an increase of 49 percent compared to the second quarter of 2012 funds flow of $94.4 million ($0.23 per share).  Adjusted net loss was $18.7 million in the third quarter, an improvement of $70.9 million from the adjusted net loss of $89.6 million in the second quarter, primarily due to an impairment charge recognized in the second quarter.  An adjusted net loss was recorded in the third quarter as a result of low gas prices having a negative impact on operating netbacks.  Adjusted net income or loss is an income measure preferred to net income or loss by Pengrowth as it excludes the after tax effect of various non-cash items.

Third Quarter Strategic Context

Pengrowth believes that as industry continues to focus on unconventional opportunities in the Western Canada Sedimentary Basin (WCSB), operating scale and financial flexibility will be crucial to success in the WCSB. The third quarter of 2012 solidified Pengrowth’s transformation to a dividend-paying E&P company, with the successful integration of NAL assets and people. The acquisition provides Pengrowth with an improved balance sheet, an expanded, high quality inventory of drill-ready, light oil locations and reinforces Pengrowth’s conservative reserve profile. The result is a stronger Pengrowth, with an inventory comprising over 700 drillable oil and liquids locations.

In view of discounts for Canadian light oil, high decline rates in the light, tight oil business, the risk of overcapitalizing “hot” plays and the existence of ample heavy oil refining capacity on the U.S. Gulf Coast, Pengrowth is determined to use cash flow from its current business, coupled with dispositions, to fund its increasing focus on the thermal oil business. In management’s view, thermal oil and bitumen offer lower declines, longer reserve life and better capital efficiency than many conventional and unconventional plays. The best thermal bitumen opportunity in Pengrowth’s portfolio is the Lindbergh project near Cold Lake, Alberta.

Lindbergh Thermal Project

Current production rates of 750 barrels of bitumen per day per well pair and low ISORs of 1.6 for the Lindbergh pilot have been very encouraging, as steam oil ratio is an excellent proxy for profitable project economics. The Lindbergh thermal bitumen project is poised to drive profitable growth at Pengrowth for decades to come.

In light of the success achieved thus far at the Lindbergh pilot, Pengrowth is encouraged and is evaluating ways to advance the timing and increase the scope of the project. In addition, management will continue to seek opportunities to expand Pengrowth’s thermal project inventory. Management expects to be able to release a 2013 capital expenditure budget early in 2013, as well as detailed plans for Lindbergh once that project is sanctioned for commercial development.

Financial Flexibility

Pengrowth remains committed to ensuring its financial sustainability in the face of a challenging commodity price environment. The company has taken several measures intended to safeguard its financial and balance sheet strength and provide additional flexibility to ensure that it has the financial means and discipline to develop the Lindbergh thermal bitumen project. These include:

•	Monetizing non-core, liquid assets
•	Expanding the commodity hedging program
•	Managing interest costs through varied debt maturities
•	Fixing foreign exchange rates on existing term debt

During the third quarter, Pengrowth announced the further rationalization of its asset base through a targeted disposition program, the proceeds of which would be used to fund Lindbergh. Pengrowth’s 10 percent interest in Weyburn, a non-operated, net 2,500 boe/d asset in southeast Saskatchewan, is currently for sale.

Pengrowth has expanded its hedging program in order to manage its exposure to commodity price fluctuations. Increased hedging activity should provide a measure of stability and predictability to monthly cash flows. Pengrowth recently received Board of Directors approval to hedge up to 65 percent of its production out two years, 30 percent in the third year and up to a maximum of 25 percent in the fourth and fifth years.

The company undertook additional hedges for 2013, 2014 and 2015 during the quarter. An updated summary of Pengrowth’s risk management contracts in place for the remainder of 2012, 2013 and 2014 is outlined in the notes to the unaudited Condensed Consolidated Financial Statements in the third quarter report. Pengrowth continues to seek additional cash flow certainty through its hedging program and will continue to hedge additional oil and natural gas volumes for 2013, 2014 and 2015 as opportunities in the forward markets emerge.

At the end of the third quarter, Pengrowth’s net debt was approximately $1.71 billion.

Foreign exchange risk has been mitigated by fixing foreign exchange rates on existing term debt. At September 30th the foreign exchange rate on US $250 million of Pengrowth’s future principal repayments had been fixed via foreign exchange swap contracts.

Subsequent to the end of the third quarter, Pengrowth issued U.S. $385 million equivalent in long-term notes. The proceeds were used to repay outstanding debt on Pengrowth's revolving bank credit facility and increase working capital. As of October 31, Pengrowth had approximately $850 million of available capacity on its $1.0 billion (expandable to $1.25 billion) credit facilities, with a remaining term of approximately three years.

Outlook

Pengrowth remains on track to achieve its estimated full year 2012 average production target of approximately 86,000 to 89,000 boe/d. Pengrowth now expects average Q4, 2012 production to be between 93,000 and 96,000 boe/d, compared to previous guidance of 96,000 boe/d to 100,000 boe/d. The reduction in fourth quarter guidance results from the continued impact of shut-in gas volumes and extended maintenance outages at Swan Hills and SOEP.

Pengrowth now anticipates 2012 average operating costs per boe to be about $14.60 per boe, up from prior guidance of $13.75 per boe, due to subsurface and surface maintenance costs, power costs and lower than expected volumes.

Pengrowth expects to be in a position to update shareholders on Lindbergh milestones and 2013 capital expenditure plans in early 2013, at which point the company will provide 2013 production guidance.

Conference Call:

Pengrowth will host a conference call on November 1 at 6:45 AM Mountain Time (8:45 AM Eastern Time) to discuss these results. Participants may dial in at 416-340-2216 or toll free 1-866-226-1792.
A live audio webcast will be accessible through http://www.gowebcasting.com/3693

A replay of the conference call will be made available shortly after the conclusion of the call and can be accessed by dialing 905-694-9451 or toll free 1-800-408-3053. The passcode is 1478682. The replay will be available until midnight eastern time on November 8, 2012.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s focus is on the development of conventional and unconventional resource-style plays in the Western Canadian Sedimentary Basin. Pengrowth’s projects include the Swan Hills light oil play, the Cardium light oil play and the Lindbergh thermal bitumen project. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION

Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com.

Telephone: (403) 233-0224 Toll Free: 1-888-744-1111

Advisory Regarding Reserves and Production Information

All amounts are stated in Canadian dollars unless otherwise specified. All reserves, reserve life index, and production information herein is based upon Pengrowth’s company interest (Pengrowth’s working interest share of reserves or production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead), before royalties.

Caution Regarding Engineering Terms

When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGL or 6,000 cubic feet of natural gas (6 Mcf: 1 bbl).  Barrels of oil equivalent may be misleading, particularly if used in isolation.  A conversion ratio of six Mcf of natural gas to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In addition, given that the value ratio based on the current price of crude oil as compared to the current price of natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

In addition, Pengrowth uses the following frequently-recurring industry terms in this press release: “bbls” refers to barrels, “Mbbls” refers to a thousand barrels, “MMbbls” refers to a million barrels, “Mboe” refers to a thousand barrels of oil equivalent, “MMboe” refers to a million barrels of oil equivalent, “Mcf” refers to thousand cubic feet, “MMcf” refers to million cubic feet, and “Bcf” refers to billion cubic feet.

Caution Regarding Well Test Results, Initial Production (IP) Rates and Steam/Oil Ratios

This news release makes references to well test results, IP rates and instantaneous steam/oil ratios for certain properties. These rates are not necessarily representative of long-term well performance or ultimate recoveries and are subject to various performance factors including geological formation, duration of test, pressure and production declines.  Some wells will experience immediate and significant declines in production.

Caution Regarding Forward Looking Information

This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook.  In particular, forward-looking statements in this press release include, but are not limited to, statements with respect to: well completions and tie-ins, increased focus and investment in thermal oil and bitumen opportunities, decline rates, reserve life, capital efficiency, average and exit 2012 production expectations, anticipated fourth quarter 2012 production, 2013 capital budget release, pilot results and production volumes from the Lindbergh project, ability to finance the Lindbergh project, potential disposition of the Company’s Weyburn interest, hedging strategy and future hedging activity and future profitability, available credit facilities, drilling inventory and commodity risk management agreements. Statements relating to reserves are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information contained in this press release are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions; anticipated financial performance; business prospects, strategies; regulatory developments; including in respect of taxation; royalty rates and environmental protection; future capital expenditures and the timing thereof; future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices; future oil and natural gas production levels; future exchange rates and interest rates; the proceeds of anticipated divestitures; the amount of future cash dividends paid by Pengrowth; the cost of expanding our property holdings; our ability to obtain labour and equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms and our ability to add production and reserves through our development and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, the forward-looking statements included in this press release involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve and resource estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; changes in environmental or other legislation applicable to our operations, and our ability to comply with current and future environmental and other laws and regulations; actions by governmental or regulatory authorities including changes in royalty structures and programs and income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry; our ability to access external sources of debt and equity capital, various risks associated with our Lindbergh thermal project, and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading "Risk Factors" in our most recent Annual Information Form under the heading “Business Risks” in our most recent year-end Management’s Discussion and Analysis and in our most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of our Canadian public filings are available on SEDAR at www.sedar.comwww.sedar.com. Our U.S. public filings, including our most recent Form 40-F as supplemented by our filings on form 6-K, are available at www.sec.gov.edgar.shtml.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and we do  not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional Information – Supplemental Non-IFRS Measures

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents supplemental non-IFRS measures, Adjusted Net Income, operating netbacks and Operating Funds Flow. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-IFRS measures are provided to assist readers in determining Pengrowth’s ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth’s ongoing business on an overall basis.

These measures should be considered in addition to, and not as a substitute for, net income, funds flow from operating activities and other measures of financial performance and liquidity reported in accordance with IFRS.

Note to US Readers

Current SEC reporting requirements permit oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included contingent resources, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using forecast prices and costs.  See "Presentation of our Reserve Information" in our most recent Annual Information Form or Form 40-F for more information.

We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101.  These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States.  We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments).  We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves.  The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.

We include herein estimates of proved, 2P and possible reserves, as well as contingent resources.  The SEC permits, but does not require the inclusion of estimates of probable and possible reserves in filings made with it by United States oil and gas companies.  The SEC does not permit the inclusion of estimates of contingent resources in reports filed with it by United States companies.